Exhibit (a)(5)(X)

Nano Dimension

First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

CORPORATE PARTICIPANTS

Yoav Stern - Chairman and Chief Executive Officer

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

PRESENTATION

Operator

Good day, ladies and gentlemen, and welcome to Nano Dimension’s First Quarter 2023 Earnings Conference Call. My name is Joe, and I’m your operator for today’s event. On the call with us today are Yoav Stern, Chairman and CEO; Yael Sandler, CFO; and Julien Lederman, Vice President of Corporate Development.

Before we begin, may I remind our listeners that certain information provided on this call may contain forward-looking statements, and the safe harbor statement outlined in today’s earnings press release also pertains to statements made on this call. If you have not received a copy of the press release, please view it in the Investor Relations section of the company’s website. A replay of today’s call will also be available on the Investor Relations section of the company’s website.

Yoav will begin the call today with a business update, followed by a question and answer session, at which time the management team will answer questions. I would now like to turn the call over to Nano Dimension’s Chairman and CEO, Yoav Stern. Yoav, please go ahead.

Yoav Stern

Thank you very much. Good day to everybody. Thanks for being here. Let me start by apologizing that this quarter we are a little bit late in releasing the results of last quarter. We’re almost finishing the second quarter, and this is just the first quarter. The reason is because we have been extremely busy this quarter in a lot of integration and implementation of SAP, a new computer system in all our subsidiaries and all the acquisitions from last year.

The good news is it worked very well, and in the future we’ll be able to be much faster. My goal is to be able to release full results of the quarter around the middle of the quarter after, maybe even better. But for that matter, we, maybe different than others, are trying to even be earlier, and will release earlier results of at least revenue a few days after the end of the quarter, which we will try to continue to do. So, the good news is that second quarter early results will be out in a few days.

Before I start through the presentation, just let me tell you that we spend a lot of time and millions of dollars on lawyers on fighting silly fights with some shareholders. And the quarterly results of last quarter and this quarter is one of the proofs that you shareholders, our shareholders, my partners, have a great company that is improving on a quarter by quarter basis, and that the share price will go up unless you will succumb to people who manipulated the shares and bought them for $2.50 and are trying to get them up and sales up for $4.00.

They’re not going to get them. It’s pretty much over. We are winning in every way possible in all their attempts and silly complaints to courts. So, we’re moving forward, and we’ll speak at the end about other plans and M&A. It’s all good news today.

Let’s start. First, the highlights. We had almost $50 million quarterly revenue, best quarterly revenue ever. Our gross margins have gone up to 47% on non-IFRS, and year-over-year growth in revenue is 43%. The increase in gross profit is beautiful, a huge percentage number, about 550%, and adjusted gross profit increase is 68%.

So, what can I tell you? I’m proud of the efforts of both the sales/marketing, operation teams, and not to speak about the R&D efforts that are by now starting to show results. And more important than everything else, 50% organic growth, which means that internal generated technologies and breakthroughs is actually causing the advancement.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

In specifics, we sold to NASA. We have 10 defense contractors, Fraunhofer Institute, Western government defense agencies. We’re speaking with Western government defense agencies. We’re talking about all what they call the three letter agencies, which you all know. Certain countries in Europe, they have more than three letters, especially in Israel, but the same kind of people you realize that are buying our machines. The DeepCube implementation into the DragonFly, and now starting to go into other machines, is working with beautifully and justifying the smart deep learning that is making the machines accurate and with higher throughput.

Going into the specific financials and in comparison to Q1 of 2022, I don’t want to repeat the numbers that I just said in percentage. You can read them yourself. I will just highlight for you in this slide the fact that the R&D expense is $15 million. It’s a huge investment. And out of the loss in EBITDA of close to $22 million, almost 15.5 of it is R&D, which means it’s a decision to invest in the future of the company.

We can turn this company, which we will, profitable very quick. The decision at this point to continue to invest is showing by the fact that our revenue are at a rate of $60 million, which is almost 50% growth on last year, 35%, 40% growth. Secondly, if you look at the adjusted EBITDA net of the revenue expense--sorry, the R&D expense, you see where it stands. That’s what I just said.

It’s the first quarter ever in the history of the company that we are profitable, $22 million of net income. I am highly unimpressed with this number, guys, because this number counts on the fact that we are shareholders of Stratasys mostly, and Stratasys shares went up as a result of us putting a bid. So, the fact that the shares went up from $14.00 to $18.00 caused us to make money as well.

So, let’s be fair. That’s not how we measure ourselves. It’s nicer to have that than the opposite, but we measure ourselves based on profits from operations and EBITDA unrelated to financial profits. That’s how we measure the company.

Of course, we have interest as well. The amount of money we have--some people asked me in the past through emails kind of very, I would say, funny questions, or actually more than questions. I saw criticism that we are not making enough money with the money we have. Well, we had the rate of $45 million a year of profits from our cash.

And that’s without risking the principal, which means we don’t invest in certain tools, in certain financial tools that we could, which would make us make maybe $60, $70 million a year just from that, because we don’t want to risk the principal. That’s not what you gave us your money for. But we are in the business of maximizing a return on this capital as it’s being prepared to be used in business development needs, M&A, etc.

The net cash in operations, hence that we have spent, is much lower than we budgeted for, and which is good as well. You see it here in a graphic format, a comparison between the first quarter and the first quarter of last year, both on the revenue side and on the gross margins. It shows in two colors on the right side based on IFRS how much we grew and the adjusted non-IFRS, which takes out of the gross margins all kinds of non-cash expense that are coming from granting of RSUs or stock options to the employees.

We built up an interesting graph here for you. Rather than just showing year-over-year over the last three years, because our revenue history, really the substantial amount is just over the last three years, we took the LTM of every quarter since Q2 2021, the last 12 months, and we show how the company’s revenue is growing on a last 12 months basis, which is actually a better way to look at the performance of the company then just looking at year-over-year, because who says somewhere at the end of the year, the 31st of December, is the right time to measure.

The right time to measure is every quarter when you look at 12 months before that quarter. That is what this graph shows you. And you have here one, two, three, four, five, six, seven, eight, nine--sorry, eight data points that shows you how healthy is the company and how healthy its growing. And to remind you all this, the last $48 million in the one column before the last, is at close to 50% gross margin. And the last column is just taking the first quarter and multiplying by four to show you the run rate for 2023.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Here I did little bit of a comparison of how are we comparing to the peers that are publicly traded. 3D Systems is down 9%. Stratasys is down 9%. Desktop Metal is down 9%. Markforged, a good company, up 10%. The peer group, this peer group, is on average down 7%. We are up 43% year-over-year quarterly.

Now, if this doesn’t convince some people that this company is going to multi billion dollars with acquisitions, without acquisitions we’re going to multi hundred million dollars, then I will never convince anybody.

The next slide speaks about the synergies from the M&A. I mentioned it twice. I’m very proud of it, 50% growth not over a year, but over a half a year, which means in Q3 comparing--Q1 now comparing to Q3, two quarters, three quarters ago, is 50% growth. And the reason I took that is because the last acquisition that we made, which was a small one, was at the end of Q2, beginning of Q3 last year, and since then it’s all organic growth. We had organic growth before, but this is more protruding because there was no acquisition for almost six months.

The next slide shows you how much we grew in just machine sales, which means, as you know, our business is combined from razor and razor blades. We sell machines, and then we sell materials and we sell services, etc., etc. Now, why is the machine important? Because the machine growth, machine sales, is the infrastructure that enables eventually the recurring revenue to grow by themselves and continue. And the systems product line revenue increased 45%.

I gave you on the right side here a comparison to a company called Stratasys, which reduced their sales of systems over the same period, first quarter of the year, by 26%. Of course, you may not see it from their publications because one of the things you’ll read very soon in our news release is, in our due diligence which is ongoing for Stratasys, we are discovering major black holes in their reporting. They are not reporting everything and not reporting everything accurately, but that’s a different subject.

Now, let’s speak for new products and technology advancement. We have new systems, both in the Micro-AM design, and then you see the new machines, actually the new machines, pictures there. We have a growing installed base with Accumold, TTH, the government defense agencies. DeepCube is starting to show results in the operations of their machines.

And the most exciting thing about DeepCube is we’re getting requests from the market, the industrial market, other companies with other machines not competing with us, which are requesting us to implement the DeepCube engine, the DeepCube deep learning engine, into their machines and their production floors, which justifies the whole concept of where we started to look for deep learning two years ago and eventually ended up buying DeepCube, is that the need for a tool like this, which is kind of going together with what you’re hearing today about the resurgence of the AI in the industrial field, without deep learning and AI, this is a glass ceiling that will not be penetrated, and we have it.

The next slide will speak about something that’s not connected with the performance of the company. I’ll just remind you it’s the last slide. We are buying Stratasys. We are buying it for $20.05. We are looking forward because we have a very clear plan of how to fix that company, how to get around the entrenchment of their board and the shortcoming of their management, not to speak about the other plans that they put, which are, as everybody here knows, quite improper for their shareholders.

So, we are looking forward for this deal to be completed. And by then, our shareholders are going to be seriously benefited from this transaction. But in a very natural way, their interest will be in line with the Stratasys shareholders, which will benefit from this transaction.

I am welcoming all the Stratasys shareholders that are going to sell their shares to us. And I hope that those who sell the shares will keep a small amount of shares that they wouldn’t sell, because those shares will go up after we will implement our plans for Stratasys as their major shareholder. So, I hope to be partners moving forward.

At this point, I would like to open the discussion for Q&A, please.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

QUESTION AND ANSWER

Operator

We will now begin the question and answer session. To ask a question, you may press star then one on your telephone keypad. If you are using a speakerphone, please pick up your handset before pressing the keys. And if you would like to withdraw your question, please press star then two. At this time, we will pause just momentarily to assemble our roster.

And our first question here will come from Sol Zelman with Geri-Care. Please go ahead with your question.

Sol Zelman

[Inaudible] question. I have a very specific question which you’ve touched on, but I’d like to add to it and then get your feedback on it. I feel slightly that the market under appreciates the AI capabilities of the DeepCube subsidiary of Nano. My basic question is, just the knowledge and expertise of the DeepCube’s team, that alone can be monetized either alone or even divested. Just looking at Nvidia and Intel’s race to dominate that sector, how does Nano fit in there? How do you see that growth opportunity vis-à-vis the other players in the market?

Yoav Stern

First of all, DeepCube isn’t--right now, it’s not a subsidiary. It’s a division of Nano.

When we purchased DeepCube, they were in discussion with Intel and with Nvidia for a purchase. Both of them were interested to purchase them. And we kind of snatched it under, because one of DeepCube--actually, the CTO and the DeepCube founder at the time, Dr. Eli David, one of the world experts on deep learning, was on our board. That’s how I knew about DeepCube and could know about it earlier. It was by then three years old.

So, yes, of course DeepCube could be of interest to Nvidia, could be of interest to some other similar companies. And as I mentioned, as you said yourself I touched on it, we are already getting interest from the outside for DeepCube to be installing it in companies unrelated to us. We are following up. We will maximize the value of DeepCube. It could be in ways you mentioned. It could be in combination of some the way you mentioned. But we are totally focused on that.

Sol Zelman

Understood. And that information will be available by what period of time? What are we looking at based on, again, it’s a superhot environment? I’d love to see--as an investor, I’d love to see what your answer to that is. So, when would you predict that being?

Yoav Stern

You will hear every time there will be advancement on the DeepCube side with an agreement with an outside company. We will publish it.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Sol Zelman

Okay, I’m looking forward to that. Thank you very much.

Yoav Stern

Thank you very much.

Operator

And our next question will come from Katherine Thompson with Edison. Please go ahead with your question.

Katherine Thompson

Hi, there. Actually, this is a follow on question on the DeepCube opportunity. I just wanted to understand, for you to maximize the opportunity, is there a lot of investment you would need to do internally, so having the right staff so that you can help sell that software into existing customers, but also [inaudible] company and help integrate that software in with their own hardware?

Yoav Stern

Since we purchased DeepCube, we sharpened our pencil, and we have today a group that we believe can answer all the technological requests that we’re getting from outside customers as well as from internal. We have about 30 data engineers, data scientists, PhDs and technicians, including very special programmers that can program the sophisticated algorithms in an efficient manner that it doesn’t need Cray size computers.

All of them together is about 30, and the cost is much, much, much less than $10 million per year. And we feel that we don’t have to add at all. We have a very--in the combination between the group in Israel and the software capabilities we have in our Cambridge group in England, we feel that we have everything in-house.

Katherine Thompson

Okay. Thank you.

Yoav Stern

Thank you.

Operator

And our next question will come from Rick Smith with Smith Capital. Please go ahead with your question.

Rick Smith

Morning. Good afternoon. I don’t know if you guys are aware, your filing last night says $25.00 per SSYS. Is that a typo?

Yoav Stern

Yes.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Rick Smith

Okay. On last call, I’m sure you remember this, I asked you when the tender offer expired. And you told me the date, and I ask you if you promised.

Yoav Stern

Yes.

Rick Smith

Okay. When are you guys going to go away from this thing?

Yoav Stern

We’re not.

Rick Smith

The market doesn’t believe you.

Yoav Stern

Who is the market, you?

Rick Smith

The market is the share price, SSYS, right?

Yoav Stern

The market--.

Rick Smith

--I’m not the market.

Yoav Stern

--Will believe us when we close the deal. The market will believe us when we close the deal.

Rick Smith

When you close the deal. Okay. Thanks.

Yoav Stern

Thank you, sir.

Operator

And our next question will come from Rami Reddy, an investor. Please go ahead with your question.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Rami Reddy

Thank you for reporting a nice quarter. I have a couple of questions. The first one is when are we going to get the final judgment from the court or from settlement for the lawsuit between Nano Dimension and the challenger group? Second question is are you expecting any unlisted recoveries in the near future? So, please answer those two questions.

Yoav Stern

Okay. Can you repeat the first question, please?

Rami Reddy

Yes. I want to know what is the timeline for projecting the final judgment between Nano Dimensions and challenger group lawsuit.

Yoav Stern

The Canadian group?

Rami Reddy

That is on everybody’s minds, to know when--.

Yoav Stern

--We don’t have any settlement with them. Those are shareholders. They are trying--they were trying to liquidate the company because the price coming in was $2.50. So, they wanted to stop all activities and take the money at the $4.00, since 85% of our shareholders’ prices are higher than that and we don’t think it’s even reasonable. We don’t--I don’t know what settlement you are talking about.

Rami Reddy

But I am thinking right now when the judgment is going to come from the court. Otherwise, you will drop within the [unintelligible]. We don’t know whether we are going to be--see you after the next settler’s meeting or not.

Yoav Stern

I’m sorry. I don’t understand what you’re saying.

Rami Reddy

That’s why I don’t--.

Yoav Stern

--What is the question?

Rami Reddy

The question is right now that the lawsuit turning in the court, right, whether the debtor wants all the--.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Yoav Stern

There is a court case, which they are going to lose, because they don’t have the right and they didn’t have the right to try to do what they did six months ago. And even without the court, as you can see, whatever they did six months ago has no meaning. Business continues as usual. The company is performing very well. So, we are not looking at them as any factor in what we do as we run our business. They’re totally not a factor. They’re shareholders, and that’s it.

Rami Reddy

But is there any date provision for final court hearing on that? Is that any date set for that?

Yoav Stern

There’s a few court hearings, both in New York. We sued them in New York for manipulating the share last year. We found out with computer programs that they were cooperating with other funds there and were playing with the shares. This is a federal offense, so we sued them. And this is going on. And there’s a court in Israel, which they tried to enforce something they did six months ago, but they didn’t succeed. So, until there will be--once there will be a court decision in our lawsuit against them in New York or in Israel, we’ll let you know.

Rami Reddy

Yeah. But until then, are you--if a court is going to say what are the settler’s meeting, they are [unintelligible]. That is a value. Then you are out, right?

Yoav Stern

I don’t know what you’re talking about. I really--sorry to say that I don’t know what you’re talking about.

Rami Reddy

I’m sorry. Because they had a illegal settler’s meeting in March of 2023, right?

Yoav Stern

Sure. As I told you, nothing happened. We continue our business. It was six months ago. The company is growing. We are doing acquisition of Stratasys soon. So, if there will be any court decision, we will publish it. Thank you very much.

Operator

Again, if you have a question, please press star then one to join the queue. And with that, this will conclude our question and answer session. I’d like to turn the conference back over to the company for any closing remarks.

Yoav Stern

Okay. I see there’s a couple of other questions. Let them ask those. So, it’s an opportunity to--it’s just half an hour, so please.

Operator

Absolutely. Our next question will come from Eric Marcus, an investor. Please go ahead with your question.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Eric Marcus

Hello, Mr. Stern. Can you hear me?

Yoav Stern

Yes.

Eric Marcus

Mr. Stern, at the last quarterly meeting, I asked when you felt there would be--when would be scheduled an annual shareholder meeting to vote on share and directors, and you said it would happen later this year. Can you give us an update on that?

Yoav Stern

I already gave you an update. I published it last week in a news release.

Eric Marcus

Well, can you please tell us when that is?

Yoav Stern

Yeah. It should be probably around September.

Eric Marcus

All right. Thank you very much.

Yoav Stern

Thank you.

Operator

Now with no remaining questions in queue, I’d like to turn the conference back over to the company for closing remarks.

CONCLUSION

Yoav Stern

Okay. Thank you very much. Thank you very much, everybody, for participating. It was a pleasure to speak with you. Thank you for the intelligent questions. And if you would like to know more, please feel free to connect to us or even to me directly. We’ll be happy to speak with you. Have a good day, everybody, and a good day in the market.

Operator

The conference has now concluded. Thank you for attending Nano Dimension’s quarterly earnings conference. You may now disconnect your lines.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern

Forward Looking Statements

This communication of Nano Dimension Ltd. (the “Company” or “Nano Dimension”) contains “forward looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, the Company is using forward-looking statements when it discusses its strong growth, new products and technology advancement, the potential benefits and advantages of the special tender offer, the expiration time and date for the special tender offer, and the comparative benefits of the Company’s tender offer weighed against the alternative transactions offered to Stratasys shareholders by third parties. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties. Actual results, performance, or achievements of Company’s could differ materially from those described in or implied by the statements in this Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs and projections, many of which, by their nature, are inherently uncertain. Such expectations, beliefs and projections are expressed in good faith. However, there can be no assurance that management’s expectations, beliefs and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. Forward-looking statements are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in the forward-looking statements. For a more detailed description of the risks and uncertainties affecting the Company and Stratasys, reference is made to the Company’s and Stratasys’s reports filed from time to time with the Securities and Exchange Commission (“SEC”), including, but not limited to, the risks detailed in the Company’s annual report for the year ended December 31, 2022, and the risks detailed in Stratasys’s annual report for the year ended December 31, 2022, filed with the SEC. Forward-looking statements speak only as of the date the statements are made. The Company assumes no obligation to update forward-looking statements to reflect actual results, subsequent events or circumstances, changes in assumptions or changes in other factors affecting forward-looking information except to the extent required by applicable securities laws. If the Company does update one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect thereto or with respect to other forward-looking statements. Certain of the statistical and graphical information contained in this presentation is drawn from research databases and other sources, including websites of the Company’s competitors. Such expectations, beliefs and projections as they relate to information derived from these sources are expressed in good faith, but the actual data and information derived from these sources may differ materially from what is described herein.

Important Information About the Special Tender Offer

This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any ordinary shares of Stratasys Ltd. (“Stratasys”) or any other securities, nor is it a substitute for the tender offer materials described herein. A tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, has been filed on May 25, 2023, as subsequently amended and supplemented, by Nano Dimension with the SEC. Stratasys filed a solicitation/recommendation statement on Schedule 14D-9 with the SEC on May 31, 2023, as subsequently amended.

INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ BOTH THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SECURITIES.

Investors and security holders may obtain a free copy of the Offer to Purchase as amended and supplemented, the related Letter of Transmittal, certain other tender offer documents and the Solicitation/Recommendation Statement and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the tender offer, which will be named in the tender offer statement. In addition, Stratasys files annual reports, interim financial statements and other information, and Nano Dimension files annual reports, interim financial statements and other information with the SEC, which are available to the public from commercial document-retrieval services and at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Stratasys may be obtained at no charge on the investor relations page of Stratasys’ website at www.stratasys.com. Copies of the documents filed with the SEC by Nano Dimension may be obtained at no charge on the investor relations page of Nano Dimension’s website at www.nano-di.com.

Nano Dimension First Quarter 2023 Earnings

June 29, 2023, 9:00 A.M. Eastern